Buenos Aires, November 30, 2005

Dear Sirs,

I am writing to report that notice was served upon our Company from British Gas International B.V. - Gas Argentino SA's shareholder (MetroGAS SA investment company) - of the change of its corporate name to BG Gas International B.V.

We were also informed of the total transfer of BG Gas International B.V. holdings in Gas Argentino S.A. to BG Inversiones Argentinas S.A.

Share holdings in Gas Argentino will be:

BG Inversiones Argentinas S.A. 152.118.177 (Class A)

YPF Inversora Energética S.A. 126.137.314 (Class B)

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Total shares 278.255.491

Sincerely yours,

Magdalena Gonzalez Garaño

Market Relations